NEWS RELEASE

Endeavour Closes CA$23 Million Special Warrant Financing;
Additional $8.5 Million Expected to be Sold
Subject To Shareholder Approval

April 25, 2006 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF:PNK, and EJD: FSE) is pleased to announce that, further to its press release dated March 28, 2006 announcing the brokered private placement of up to 7,000,000 special warrants, it has now closed on the placement of 5,110,000 special warrants at CA$4.50 each, generating gross proceeds to Endeavour of CA$22,995,000.

Each special warrant entitles the holder to acquire, on exercise or deemed exercise, one common share and one-half common share purchase warrant. Each whole share purchase warrant will be exercisable for one common share of the Company at a price of CA$5.25 for a period of 18 months ending October 24, 2007.

Endeavour has agreed to file a short form prospectus qualifying the issuance of the common shares and warrants issuable on exercise or deemed exercise of the special warrants. In the event Endeavour fails to obtain receipts for the final short form prospectus on or before July 15, 2006, each special warrant will entitle the holder to acquire 1.1 common shares and 0.55 share purchase warrant on exercise or deemed exercise thereof. Endeavour has agreed to seek a listing for the share purchase warrants on the Toronto Stock Exchange and has received their conditional approval, subject to meeting certain additional terms and conditions.

The issuance of the remaining 1,890,000 special warrants will be subject to shareholder approval, in accordance with the policies of the Toronto Stock Exchange. Salman Partners Inc., the lead agent and bookrunner for this offering, has advised Endeavour that, subject to the receipt of shareholder approval to the issue of the remaining 1,890,000 special warrants (and related agent special warrants) to be sought at the Company’s Annual and Special General Meeting on June 14, 2006 and all required regulatory approvals, it expects to sell the remaining special warrants for additional gross proceeds of $8,505,000 at that time.

Salman Partners Inc. led the syndicate of agents that included BMO Nesbitt Burns Inc., Dundee Securities Corporation and Canaccord Capital Corporation (together, the “Agents”). On closing, the Agents received a 6% cash commission of $1,379,700 as well as 306,600 agent special warrants. Each agent special warrant will, upon exercise or deemed exercise, convert into one agent warrant. The agent warrants to be issued on conversion of the agent special warrants issued are not exercisable until the earlier of (a) the date the final prospectus qualifying their distribution has been receipted, and (b) the date shareholder approval for their exercise is obtained. When exercisable, each agent warrant will be exercisable to acquire one common share at CA$5.25 per share until October 24, 2007.

The total net proceeds of CA$21,615,300 received by the Company, plus proceeds to be received in the event of the successful completion of the placement of the remaining special warrants (for additional gross proceeds of up to $8,505,000), are expected to be used for the potential acquisition, exploration and development of additional advanced silver mine projects in Mexico and Latin America, and for working capital.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.